UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Complete Genomics, Inc.

(Name of Subject Company)

Complete Genomics, Inc.

(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20454K104

(CUSIP Number of Class of Securities)

A. W. Homan

Senior Vice President, General Counsel and Secretary

Complete Genomics, Inc.

2071 Stierlin Court

Mountain View, California 94043

(650) 943-2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Alan C. Mendelson

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Complete Genomics, Inc. (“Complete” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012 and amended on September 27, 2012, October 2, 2012, October 5, 2012, October 22, 2012 and November 2, 2012 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Beta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent” or “BGI”), to purchase all of the outstanding common stock, par value $0.001 per share, of Complete (the “Shares”), at a price of $3.15 per Share, net to seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated September 25, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on September 25, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the fourth bullet point of the second paragraph on page 14 of the Section entitled “Background of the Offer” with the following:

BGI, entered into a confidentiality agreement on June 19, 2012 and received a management presentation on June 26 and 27, 2012. While in Mountain View, California for the management presentation and on-site due diligence investigation at the end of July, the CEO of BGI inquired of Dr. Reid as to whether he would be willing to remain employed by the Company post-closing, to which Dr. Reid responded in the affirmative. BGI’s CEO also informed Dr. Reid of its intention to operate the Company as a separate company with headquarters and operations remaining in Mountain View, California.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the third bullet point on page 23 of the Section entitled “Reasons for the Recommendation” with the following:

Extension of Offer. The Company Board considered the fact that, subject to its limited rights to terminate the Offer, Parent would be required to extend the Offer beyond the initial expiration date of the Offer until December 14, 2012 if the conditions to the completion of the Offer were not satisfied as of such date. Parent is also required to further extend the Offer by an additional 90 days, until March 14, 2013, if certain regulatory approvals have not yet been obtained.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of the Section entitled “Litigation” the following:

On November 9, 2012, the Court of Chancery granted in part and denied in part plaintiffs’ motion for a preliminary injunction. The preliminary injunction provides that Purchaser is enjoined from closing the Offer until the earlier of a post-trial ruling on the merits of the litigation or ten business days have elapsed from the filing of additional disclosures contained herein.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to add to the end of Item 8 the following:

Subsequent Events.

On November 5, 2012, Party H submitted an unsolicited non-binding proposal to acquire the Company, which included the following terms:

•	A per share cash purchase price of $3.30, which represented approximately a 5% premium over the consideration offered by Purchaser;

•	Financed with cash-on-hand;

•	Without any condition for further due diligence; and

•	Subject to negotiation of definitive transaction agreements on terms consistent with those agreed between and among the Company, Parent and Purchaser.

On November 5, 2012, the Company provided a copy of Party H’s non-binding proposal to Parent and Purchaser in accordance with the terms of the Merger Agreement. On November 7, 2012, counsel to Parent and Purchaser submitted a letter to the Company that Parent and Purchaser did not believe that the Company Board could reasonably determine in good faith, after consultation with an independent financial advisor and outside legal counsel, that Party H’s non-binding proposal constituted or could reasonably be expected to result in a Superior Proposal, as defined in the Merger Agreement, because, among other reasons, there is a substantial likelihood that Party H’s proposed transaction would not receive antitrust clearance.

On the afternoon of November 7, the Company Board held a special meeting. The Company Board received a report on the November 5, 2012 proposal from Party H. After carefully and thoroughly reviewing Party H’s proposal with the benefit of advice from the Company’s financial and legal advisors, the Company Board unanimously concluded that Party H’s proposal was inadequate, not in the best interests of the Company’s stockholders, and did not constitute a Superior Proposal, as defined in the Merger Agreement because, as discussed above, there is a substantial likelihood that a proposed transaction between the Company and Party H would fail to receive antitrust clearance.

At the direction of the Company Board, on November 8, 2012, Dr. Reid submitted to the CEO of Party H a letter communicating the Company Board’s conclusion that Party H’s proposal did not constitute a Superior Proposal, as defined in the Merger Agreement.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented to replace Exhibit (e)(1) with the following:

Exhibit Number	Description

(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and Complete Genomics, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

COMPLETE GENOMICS, INC.

By:	/s/ A. W. Homan
Name:	A. W. Homan

Title:	Senior Vice President, General Counsel and Secretary

Dated: November 13, 2012

EXHIBIT INDEX

Exhibit Number	Description

(e)(1)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among BGI-Shenzhen, Beta Acquisition Corporation and Complete Genomics, Inc.

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